

WorleyParsons

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

11 March 2005

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop 3-2
U.S.A

Dear Sir/Madam

WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858
INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between December 2004 and March 2005, pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that (i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and (ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us.

We propose to submit all disclosure announcements on a quarterly basis. Please advise whether or not this is acceptable.

If you have any questions regarding this submission, please contact me at the above listed telephone number at your convenience.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Encls.




ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/03/2005

TIME: 13:30:53

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NW Shelf LNG Phase V Project - LOI for EPCM Contract

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



1 March 2005

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

North West Shelf LNG Phase V Project – Letter of Intent for EPCM Contract

WorleyParsons today announced it had received a letter of intent for a major Liquefied Natural Gas (LNG) Project.

Woodside Energy Ltd, operator of the North West Shelf Venture, has issued a Letter of Intent to a joint venture of WorleyParsons and Foster Wheeler, for the Engineering, Procurement and Construction Management (EPCM) contract of its proposed Phase V LNG expansion project. The approximate value of the North West Shelf Venture's investment in this project is A$2 billion.

The LNG Phase V Project scope includes the design, construction and commissioning of a fifth LNG processing train, with a capacity of 4.2 million tonnes a year, together with other related expansion work at Woodside's onshore gas plant near Karratha in Western Australia.

The award of the EPCM contract is subject to approval of the Project by the North West Shelf Venture participants. Approval is planned for the first half of 2005, in line with a Q4 2008 start-up.

WorleyParsons Chief Executive Officer, Mr John Grill, said:

"We are delighted to be involved in this significant and prestigious project for Woodside and its partners in the North West Shelf Venture. This development positions WorleyParsons well in the rapidly growing global LNG business particularly given the historical strength Parsons E&C brings to our existing onshore oil and gas capability.

"The signing of this Letter of Intent also follows closely after the award of the FEED contract for the North West Shelf Venture's Angel gas processing platform and further demonstrates the continuing strong relationship between the WorleyParsons Group and Woodside for both its offshore and onshore work.

"The success of our joint venture relationship with Foster Wheeler is another example of the strength of the partnering approach which is a foundation of our business."

The Woodside Energy Ltd release, giving further details, is attached.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 1 MARCH 2005
10:00AM (WST)


WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE SIGNS LNG PHASE V LETTER OF INTENT

Woodside Energy Ltd., operator of the North West Shelf Venture, has signed a letter of intent for the engineering, procurement and construction management contract for the proposed LNG Phase V Project at its onshore gas plant near Karratha in Western Australia.

The letter of intent was signed with Foster Wheeler WA Pty Ltd and WorleyParsons Services Pty Ltd.

The award of the engineering, procurement and construction management contract is subject to approval of the Project by the North West Shelf Venture participants.

Project approval is subject to progress with LNG marketing and individual participant board approvals of the Phase V scope, which includes an LNG train with a capacity of 4.2 million tonnes a year and other related expansion work. Approval is planned for the first half of 2005, in line with a Q4 2008 start-up.

The six equal participants in the LNG Phase V Project are: Woodside Energy Ltd. (16.67%) (Operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%). CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2005

TIME: 09:58:32

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Amended Interim Dividend

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


WorleyParsons

28 February 2005

ASX Announcement

WORLEYPARSONS LIMITED
(ASX: WOR)
INTERIM DIVIDEND

The Directors have declared a fully franked interim dividend of 7.5 cents per share payable on 7 April 2005 for shareholders on the register as at midnight (Eastern Standard Time) on 22 March 2005.

This was incorrectly stated as 7.0 cents per share in the Appendix 4D half year results announced today

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2005

TIME: 08:53:14

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

WORLEYPARSONS LIMITED

ABN 17 096 090 158

HALF-YEAR REPORT

APPENDIX 4D

PERIOD ENDED 31 DECEMBER 2004

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		%	Consolidated Half-year 2004 $'000	Consolidated Half-year 2003 $'000
Revenue from ordinary activities (statutory revenue)			**509,040**	**178,555**
Less: procurement services revenue*			(35,633)	-
Revenue from ordinary activities excluding procurement services revenue			473,407	178,555
Add: share of revenue from associates			277,698	72,239
Less: procurement services revenue*			(164,568)	(8,459)
Net revenue from associates			113,130	63,870
Aggregated revenue**	**UP**	**142.0**	**586,537**	**242,335**
Earnings before interest and tax (EBIT) #	**UP**	**123.6**	**37,067**	**16,578**
Profit before tax	**UP**	**109.0**	**35,135**	**16,813**
Net profit after tax	**UP**	**90.3**	**24,292**	**12,762**
Net profit attributable to members of WorleyParsons Limited	**UP**	**80.5**	**23,049**	**12,772**
Basic earnings per share before amortisation of goodwill and trade name (cents per share) ##	**UP**	**91.8**	**18.6**	**9.7**
Basic earnings per share (cents per share) ##	**UP**	**62.8**	**14.0**	**8.6**
Diluted earnings per share (cents per share) ##	**UP**	**62.8**	**14.0**	**8.6**
Net tangible assets per share ($ per share)	**DOWN**	**83.3**	**0.07**	**0.42**
Net assets per share ($ per share)	**UP**	**104.7**	**1.74**	**0.85**

* Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate and through a joint venture partnership.

** Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The Directors believe the disclosure of the revenue attributable to associates provides additional information to form a true and fair view of the underlying business growth of WorleyParsons.

EBIT includes $3.4 million (2003 - $4.4 million) share of net profits of associates accounted for using the equity method which are after tax.

Earnings per share comparatives are impacted by additional shares issued during 1st half 2005 for the acquisition of Parsons E&C Corporation. Weighted average number of shares in 2004 is 165.1 million (2003 - 149.4 million).

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Interim dividend (cents per share):		
Six months to 31 December 2004	**7.5**	**7.5**
Six months to 31 December 2003	**5.5**	**5.5**
Record date for determining entitlement to dividend	**22 MARCH 2005**	
Date dividend is to be paid	**7 APRIL 2005**	

REVIEW OF OPERATIONS

Commentary on the results for the half-year is contained in the press release dated 28 February 2005, accompanying this statement.

REVIEW

This financial report is based on accounts which have been subject to review.

DIRECTORS' REPORT

The Directors present their report on the consolidated entity consisting of WorleyParsons Limited (previously named Worley Group Limited) and the entities it controlled ("WorleyParsons" or the "Group") at the end of, or during the half-year ended 31 December 2004.

DIRECTORS

The following persons were Directors of WorleyParsons Limited throughout the entire half-year and until the date of this report:

Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill
David Housego
John Schubert

William (Bill) Hall was appointed a Director on 15 November 2004 and continues in office at the date of this report.

PRINCIPAL ACTIVITIES

During the half-year, the principal activities of the Group consisted of:

(a) provision of engineering design and project services to the following sectors:

- Hydrocarbons
- Minerals, Metals & Chemicals
- Industrial & Infrastructure
- Power;

(b) provision of maintenance and reliability support services to these sectors;
(c) infrastructure developments; and
(d) development and commercialisation of technological innovation.

REVIEW OF OPERATIONS

The consolidated net profit of the Group for the half-year ended 31 December 2004, after income tax expense and outside equity interests, was $23.0 million, an increase of 80.5% on the previous corresponding period. The results were materially impacted by the acquisition of Parsons E&C Corporation in November 2004. Aggregated revenue for the half-year was $586.5 million, compared to $242.3 million in the previous corresponding period.

The income tax expense for the half-year was $10.8 million. The overall tax rate of 30.9% was higher than the 2004 effective tax rate of 24.1%. This is partly due to a larger percentage of profits being derived in higher taxing jurisdictions than in the previous corresponding period. Also a smaller percentage of profits were derived from equity accounted associates where profits recognised on the Statement of Financial Performance are after tax. A reconciliation of the tax expense is at note 6 to the accounts.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 7 October 2004, Apollo Corporation, a wholly owned subsidiary of WorleyParsons Limited, agreed to acquire a 100% interest in Parsons E&C Corporation, a global engineering design and project services company for a cash consideration of US$245 million. The acquisition was finalised on 12 November 2004. The acquisition was funded through a combination of debt and the issue of 55,593,887 new shares.

Effective 1 July 2004, WorleyParsons Engineering Pty Limited (previously named Worley Engineering Pty Limited) acquired a 50% interest in the MEC Group of China. The company, renamed Maison Worley, provides a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.



■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Auditor's Independence Declaration to the Directors of WorleyParsons Limited

In relation to our review of the financial report of WorleyParsons Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct

M. Elliott

Michael Elliott
Partner
Sydney
25 Feb 2005

Ernst & Young

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

Ron McNeilly
Chairman

Sydney, 28 February 2005

STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	Consolidated Half-year 2004 $'000	Consolidated Half-year 2003 $'000
Revenue from ordinary activities	2	509,040	178,555
Expenses from ordinary activities			
Staff costs		(360,077)	(121,624)
Reimbursable costs		(47,642)	(11,416)
Depreciation and amortisation expenses	3	(10,837)	(4,705)
Borrowing costs		(2,818)	(132)
Office and administration costs		(14,436)	(13,717)
Other expenses		(41,482)	(14,586)
Share of net profits of associates accounted for using the equity method*		3,387	4,438
Profit from ordinary activities before income tax expense		35,135	16,813
Income tax expense relating to ordinary activities	6	(10,843)	(4,051)
Profit from ordinary activities after income tax expense		24,292	12,762
Net (profit)/loss attributable to outside equity interests		(1,243)	10
Net profit attributable to members of WorleyParsons Limited		23,049	12,772
Net exchange difference on translation of financial reports of foreign controlled entities	9	(16,086)	(3,409)
Share issue costs		(9,464)	(25)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(25,550)	(3,434)
Total changes in equity other than those resulting from transactions with owners as owners		(2,501)	9,338
Basic earnings per share before amortisation of goodwill and trade name (cents per share)	1	18.6	9.7
Basic earnings per share (cents per share)	1	14.0	8.6
Diluted earnings per share (cents per share)	1	14.0	8.6

* Share of net profits of associates accounted for using the equity method is after tax.

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

	Notes	Consolidated 31 December 2004 $'000	Consolidated 30 June 2004 $'000
ASSETS			
Current assets			
Cash assets		87,324	24,139
Receivables		199,720	84,448
Inventories		78,337	17,876
Other financial assets		10,060	2,657
Total current assets		375,441	129,120
Non-current assets			
Investments accounted for using the equity method		39,232	27,791
Other financial assets		139	139
Property, plant and equipment		27,230	9,298
Intangible assets		329,202	61,065
Deferred tax assets		7,978	8,894
Other		9,805	2,451
Total non-current assets		413,586	109,638
TOTAL ASSETS		789,027	238,758
LIABILITIES			
Current liabilities			
Payables		153,506	44,234
Interest bearing liabilities		2,394	10,808
Tax liabilities		14,338	6,148
Provisions		145,663	24,196
Total current liabilities		315,901	85,386
Non-current liabilities			
Interest bearing liabilities		105,857	315
Deferred tax liabilities		7,647	9,881
Provisions		3,010	2,718
Total non-current liabilities		116,514	12,914
TOTAL LIABILITIES		432,415	98,300
NET ASSETS		356,612	140,458
EQUITY			
Contributed equity	8	327,329	108,858
Reserves	9	(23,545)	(6,078)
Retained profits	9	49,394	36,053
Equity attributable to members of WorleyParsons Limited		353,178	138,833
Outside equity interests		3,434	1,625
TOTAL EQUITY		356,612	140,458

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS

	Notes	Consolidated Half-year 2004 $'000	Consolidated Half-year 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		529,423	186,054
Payments to suppliers and employees (inclusive of goods and services tax)		(472,893)	(178,945)
		56,530	7,109
Dividends received		613	-
Interest received	2	885	367
Borrowing costs paid		(2,797)	(127)
Income taxes paid		(13,022)	(2,668)
Net cash inflow from operating activities		42,209	4,681
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		(6,200)	(4,658)
Payments for acquisition of controlled entities		(341,133)	-
Payments for incidental costs of acquisition		(5,314)	-
Payment of liabilities on acquisition		(34,860)	-
Payments for purchase of property, plant and equipment		(2,232)	(1,723)
Proceeds from disposal of property, plant and equipment		1,097	112
Net cash outflow from investing activities		(388,642)	(6,269)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		227,935	-
Payment of share issue costs		(9,464)	(25)
Repayment of bank loans		(93,606)	(238)
Proceeds from bank loans		196,139	-
Lease payments		(175)	(414)
Loans from related parties		1,854	-
Loans to related parties		(217)	-
Dividends paid	4	(9,708)	(7,469)
Dividends paid to outside equity interests		(123)	(78)
Net cash inflow/(outflow) from financing activities		312,635	(8,224)
NET DECREASE IN CASH HELD		(33,798)	(9,812)
Cash at the beginning of the financial period		16,950	32,823
Cash balances of controlled entities acquired		94,619	-
Effects of exchange rate changes on cash		7,472	(1,623)
CASH AT THE END OF THE FINANCIAL PERIOD	10	85,243	21,388

The above statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The half-year financial report should be read in conjunction with the Annual Report of WorleyParsons Limited as at 30 June 2004. It is also recommended that the half-year financial report be considered together with any public announcements made by WorleyParsons Limited and its controlled entities during the half-year ended 31 December 2004 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of preparation

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent throughout the Group.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by WorleyParsons Limited as at 31 December 2004 and the results of all controlled entities for the financial period then ended. WorleyParsons Limited and its controlled entities together are referred to in this financial report as WorleyParsons or the Group. The effects of all transactions between entities in the Group are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial period, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial period, its results are included for that part of the financial period during which control existed.

(c) Changes in accounting policy

The accounting policies have been consistently applied by WorleyParsons and are consistent with those applied in the 30 June 2004 Annual Report.

(d) Impact of adopting AASB equivalents to IASB Standards

WorleyParsons has commenced the transition of accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards ("IFRS"). WorleyParsons is required to prepare its first fully IFRS compliant financial report for the year ending 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect WorleyParsons on adoption of IFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption with the third phase being implementation. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of WorleyParsons. At this stage the financial impact to the Group has not been fully quantified.

Goodwill

Under AASB 3 "Business Combinations", goodwill will no longer be amortised but instead will be subject to annual impairment testing. This will result in a change in the Group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Goodwill amortisation for the six months to 31 December 2004 was $4.5 million.

Impairment of assets

Under AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Intangible assets

The Worley trade name satisfies the conditions of AASB 138 "Intangible Assets", with respect to recognition as an intangible asset and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. Should the asset be determined to have an indefinite life in accordance with AASB 138, there will be no further amortisation.

Income taxes

Under AASB 12 "Income Taxes", the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the statement of financial position or a tax based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the Worley trade name. Under the current accounting policy, the tax effect of the trade name is not recognised. Based on a carrying value of $29.4 million as at 31 December 2004, a deferred tax liability of $8.8 million would be recognised. This will not impact the statement of financial performance on transition date. Also, goodwill amortisation is deductible for income tax purposes in the United States. Under current Australian GAAP accounting standards this income tax deduction is booked to income tax expense. Under AASB 12, this will be treated as a timing difference and booked as a deferred tax liability. It is not expected there will be any further material impact as a result of the adoption of this standard.

Share based payments

Under AASB 2 "Share Based Payments", WorleyParsons is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the statement of financial performance. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. WorleyParsons already applies the provisions of this Standard and it is not expected that there will be any further material impact on formal adoption.

Hedge accounting

Under AASB 139 "Financial Instruments: Recognition and Measurement" in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- identify the type of hedge – fair value or cash flow;
- identify the hedged item or transaction;
- identify the nature of the risk being hedged;
- identify the hedging instrument;
- demonstrate that the hedge has been and will continue to be highly effective; and
- document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

WorleyParsons currently hedges specific identifiable cash flow transactions with a specific hedge contract. Each transaction is individually documented, reviewed, and measured for effectiveness. It is not expected that there will be a material financial impact as a result of adoption of this standard.

	Consolidated	
	Half-year	
	2004 $'000	2003 $'000
1 EARNINGS PER SHARE		
Basic earnings per share before amortisation of goodwill and trade name (cents per share)	18.6	9.7
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	165,144,689	149,356,711
Basic earnings per share (cents per share)	14.0	8.6
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	165,144,689	149,356,711
Diluted earnings per share (cents per share)	14.0	8.6
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	165,144,689	149,356,711
2 REVENUE		
Revenues from operating activities		
Services	507,825	177,400
Revenues from outside the operating activities		
Interest revenue	885	367
Other	330	788
	1,215	1,155
Revenue from ordinary activities	509,040	178,555

3 PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities before income tax expense includes the following specific expenses:

	Consolidated	
	Half-year	
	2004 $'000	2003 $'000
Depreciation of plant and equipment	4,967	2,136
Amortisation:		
Leasehold improvements	300	283
Plant and equipment under finance leases	153	320
Goodwill and trade name	5,375	1,712
Deferred expenditure	42	254
Total amortisation	5,870	2,569
Total depreciation and amortisation expenses	10,837	4,705

4 DIVIDENDS

	Parent Entity	
	Half-year	
	2004 $'000	2003 $'000
Details of dividends in respect of the half-year are as follows:		
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004	9,708	-
Total dividends paid and declared for payment	9,708	7,469

All dividends paid and declared for payment are fully franked.

Since the end of the half-year, the Directors have declared an interim dividend of 7.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. In accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed interim dividend of $15.4 million is not recognised as a liability as at 31 December 2004.

	Consolidated	
	31 December 2004 $'000	30 June 2004 $'000
Franking credit balance		
Franking credits available for subsequent financial years based on a tax rate of 30%	12,081	12,619

5 INVESTMENTS IN ASSOCIATES

Effective 1 July 2004, WorleyParsons Engineering Pty Limited acquired a 50% interest in the MEC Group of China. The company, renamed Maison Worley, provides a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest resulting in goodwill on acquisition of $4.6 million.

6 INCOME TAX

The income tax expense for the financial period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated	
	Half-year	
	2004 $'000	2003 $'000
Profit from ordinary activities before income tax expense	35,135	16,813
Income tax calculated at 30%	10,540	5,044
Tax effect of permanent differences:		
Share of associates' net profits	(1,009)	(1,332)
Amortisation of goodwill and trade name	513	513
Additional allowable tax depreciation	(1,499)	(629)
Reversal of provision for support of related entity	-	42
Other	725	124
Income tax adjusted for permanent differences	9,270	3,762
Research and development concession relating to prior period	(503)	(60)
Underprovision in previous financial period	355	203
International tax rate differential*	1,721	146
Income tax expense	10,843	4,051

* Represents income tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

7 ACQUISITION OF CONTROLLED ENTITY

On 7 October 2004, Apollo Corporation, a wholly owned subsidiary of WorleyParsons Limited, agreed to acquire a 100% interest in Parsons E&C Corporation, a global engineering design and project services company for a cash consideration of US$245 million. Effective control was deemed on this date and the acquisition was finalised on 12 November 2004.

The fair value of the identifiable net assets acquired is as follows:

	$'000
Assets	
Cash assets	95,701
Receivables	131,098
Inventories	52,441
Other financial assets	7,596
Investments accounted for using the equity method	2,546
Property, plant and equipment	18,608
Deferred tax assets	3,409
Total assets	311,399
Liabilities	
Payables	114,548
Tax liabilities	12,209
Provisions	131,102
Total liabilities	257,859
Net assets	53,540
Less:	
Outside equity interests	(941)
Acquisition costs	(5,314)
Goodwill arising on acquisition	290,673
Cash consideration paid	337,958
Net cash effect:	
Cash consideration paid	337,958
Cash included in net assets acquired	(95,701)
Cash paid for purchase of controlled entity as reflected in consolidated statements of cash flows	242,257

During the half-year, WorleyParsons also increased its ownership in Damit Worley Engineering Sdn Bhd from 50% to 70%, purchased the remaining 60% interest in Source Personnel Pty Limited and acquired a 50.01% interest in WorleyParsons GPX Pty Limited. The cash consideration for these acquisitions totalled $3.1 million, resulting in additional goodwill of $1.0 million.

8 CONTRIBUTED EQUITY

	Consolidated	
	31 December 2004 $'000	30 June 2004 $'000
Ordinary shares fully paid	327,329	108,858

	No of Shares	$'000
Balance at 1 July 2004	149,356,711	108,858
Issue of new shares	55,593,887	227,935
Less: transaction costs	-	(9,464)
	204,950,598	327,329

9 RESERVES AND RETAINED PROFITS

	Consolidated	
	31 December 2004 $'000	30 June 2004 $'000
Foreign currency translation reserve	(23,545)	(6,078)
Retained profits	49,394	36,053
	25,849	29,975

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Balance at 1 July 2004	(6,078)
Foreign currency translation reserve acquired	(1,381)
Loss on translation of foreign controlled entities and associates	(16,086)
Balance at 31 December 2004	(23,545)

(b) Retained profits

Balance at 1 July 2004	36,053
Dividends paid	(9,708)
Net profit attributable to members of WorleyParsons Limited	23,049
Balance at 31 December 2004	49,394

10 NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated	
	Half-year	
	2004 $'000	2003 $'000
(a) Cash assets	87,324	24,388

The above figures are reconciled to cash at the end of the financial period as shown in the statements of cash flows as follows:

	2004 $'000	2003 $'000
Cash at bank and on hand	84,202	24,388
Term deposits	3,122	-
Less: bank overdrafts	(2,081)	(3,000)
Balance per statements of cash flows	85,243	21,388

(b) Reconciliation of profit from ordinary activities after income tax expense to the net cash inflow from operating activities

	2004 $'000	2003 $'000
Profit from ordinary activities after income tax expense	24,292	12,762
Non-cash items		
Depreciation of non-current assets	4,967	2,136
Amortisation of non-current assets	5,870	2,569
Dividends received from associates	613	-
Share of associates' net profits	(3,387)	(4,438)
Net loss on disposal of property, plant and equipment	8	-
Finance charges on capitalised leases	21	5
Cash flow adjusted for non-cash items	32,384	13,034
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial period		
Decrease/(increase) in prepayments	229	(1,157)
Decrease in deferred tax assets	4,324	571
Increase in inventories	(3,433)	(2,725)
Decrease in receivables	11,320	573
Increase/(decrease) in trade creditors	21,666	(2,048)
(Decrease)/increase in provision for income tax	(4,269)	1,861
Decrease in provision for deferred tax	(2,234)	(1,049)
Decrease in other provisions	(5,584)	(4,379)
Effect of exchange rates	(12,194)	-
Net cash inflow from operating activities	42,209	4,681

11 SEGMENT INFORMATION

Primary reporting – business segments

Six months to 31 December 2004	Hydrocarbons $'000	Minerals, Metals & Chemicals $'000	Industrial & Infrastructure $'000	Power $'000	Eliminations $'000	Consolidated $'000
Sales to external customers	328,861	80,390	24,868	38,073	-	472,192
Procurement services revenue	16,234	-	-	19,399	-	35,633
Inter-segment sales	-	-	1,018	-	(1,018)	-
Services revenue	**345,095**	**80,390**	**25,886**	**57,472**	**(1,018)**	**507,825**
Share of net profit of associates	3,639	-	-	(252)	-	3,387
Other revenue	1,215	-	-	-	-	1,215
Total segment revenue	**349,949**	**80,390**	**25,886**	**57,220**	**(1,018)**	**512,427**
Add: share of revenue of associates	86,603	-	-	26,527	-	113,130
Less: procurement services revenue	(16,234)	-	-	(19,399)	-	(35,633)
Less: share of net profit of associates	(3,639)	-	-	252	-	(3,387)
Aggregated revenue	**416,679**	**80,390**	**25,886**	**64,600**	**(1,018)**	**586,537**
Segment result	36,146	12,296	3,114	5,852	-	57,408
Amortisation expense (intangibles)						(5,375)
Unallocated expenses						(16,898)
Profit from ordinary activities before income tax expense						35,135
Income tax expense						(10,843)
Profit from ordinary activities after income tax expense						**24,292**

11 SEGMENT INFORMATION (CONTINUED)

Six months to 31 December 2003	Hydrocarbons	Minerals, Metals & Chemicals	Industrial & Infrastructure	Power	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
Sales to external customers	123,834	36,816	16,750	-	-	177,400
Inter-segment sales	226	162	732	-	(1,120)	-
Services revenue	**124,060**	**36,978**	**17,482**	-	**(1,120)**	**177,400**
Share of net profit of associates	3,563	-	-	875	-	4,438
Other revenue	1,155	-	-	-	-	1,155
Total segment revenue	**128,778**	**36,978**	**17,482**	**875**	**(1,120)**	**182,993**
Add: share of revenue of associates	52,841	-	-	19,398	-	72,239
Less: procurement services revenue	(8,459)	-	-	-	-	(8,459)
Less: share of net profit of associates	(3,563)	-	-	(875)	-	(4,438)
Aggregated revenue	**169,597**	**36,978**	**17,482**	**19,398**	**(1,120)**	**242,335**
Segment result	18,798	5,658	1,285	875	-	26,616
Amortisation expense (intangibles)						(1,712)
Unallocated expenses						(8,091)
Profit from ordinary activities before income tax expense						16,813
Income tax expense						(4,051)
Profit from ordinary activities after income tax expense						**12,762**

12 CONTINGENT LIABILITIES

Guarantees

The Group is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance-related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	Consolidated	
	31 December 2004 $'000	30 June 2004 $'000
Bank guarantees outstanding at balance date in respect of financing facilities	6,163	2,466
Bank guarantees outstanding at balance date in respect of contractual performance	65,409	19,782
	71,572	22,248

The Group is subject to various actual and pending claims arising in the normal course of business. The Directors are of the view that the Group is adequately provided in respect of these claims.

Asbestos

Certain members of Parsons E&C Group and other subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos.

Based on its due diligence investigations during the acquisition of Parsons E&C Corporation, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C Corporation, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of WorleyParsons Limited, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity:

  (i) give a true and fair view of the financial position as at 31 December 2004 and the performance for the half-year ended on that date; and
  (ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Ron McNeilly Chairman	John Grill Director

Sydney, 28 February 2005



■ Ernst & Young Centre
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Australia

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■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent review report to members WorleyParsons Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for WorleyParsons Limited (the company) and the consolidated entity, for the period ended 31 December 2004. The consolidated entity comprises both the company and the entities it controlled during that period.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 'Interim Financial Reporting', in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to express an opinion on it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Exchange Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 'Interim Financial Reporting' and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of it's performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level assurance is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the director's of the company a written Auditors Independence Declaration (a copy of which is included in the Directors Report).

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising WorleyParsons Limited and the entities it controlled during the period is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of WorleyParsons Limited and the consolidated entity at 31 December 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 'Interim Financial Reporting' and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

M. Elliott.

Michael Elliott
Partner
Sydney
28 February 2005

CORPORATE INFORMATION

WORLEYPARSONS LIMITED
ABN 17 096 090 158

DIRECTORS

Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill
William (Bill) Hall
David Housego
John Schubert

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

BANKERS

HSBC Bank Australia Limited
HSBC Bank plc
Royal Bank of Scotland plc
Westpac Banking Corporation

AUDITORS

Ernst & Young

LAWYERS

Freehills
Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000
Australia
Ph: 1300 855 080


RECEIVED
2005 MAR 15 A 9:49


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2005

TIME: 08:53:45

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Media Release re Half Year Results

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WorleyParsons

28 February 2005

ASX/Media Release

WORLEYPARSONS LIMITED (ASX: WOR)

Highlights:

- Improved safety performance in 2004
- 80.5% rise in net profit after tax to $23.0m
- EBIT growth of 123.6% to $37.1m
  - 40% EBIT growth from pre existing Worley businesses
  - Parsons E&C performs ahead of expectations
- Interim dividend increased to 7.5 cents
- Integration of Parsons E&C operations on track
- Acquisition of Development Resources Pte Ltd, the engineering and project services group of Singapore Power, announced today
- Mr Eric Gwee to replace Mr John Schubert on the Board

Leading professional services company WorleyParsons Limited today announced an 80.5% rise in net profit after tax to $23.0m for the half year to 31 December 2004.

The result includes a three month contribution from the Parsons E&C group of companies which were acquired by Worley in 2004.

The result was earned on aggregated revenue of $586.5m, an increase of 142.0% on the previous corresponding period of $242.3m. EBIT for the period was $37.1m, an increase of 123.6% from the $16.6m reported in the previous corresponding period. As expected, the EBIT margin for the group declined to 6.3% compared to 6.8%.

After tax WorleyParsons earned a net margin on aggregated revenue of 3.9%, compared to the 2004 half year margin of 5.3%. This decrease was due largely to a higher corporate tax rate of 30.9% compared with the 24.1%.in the previous corresponding period.

Basic earnings per share before amortization of goodwill and trade name increased by 91.8% from 9.7 cents per share to 18.6 cents per share. Basic earnings per share were 14.0 cents, an increase of 62.8% from the 8.6 cents per share reported in the previous corresponding period.

The Directors have declared a fully franked interim dividend of 7.5 cents per share payable on 7 April 2005 for shareholders on the register as at midnight (Eastern Standard Time) on 22 March 2005. This compares with 5.5 cents per share for the corresponding period last year.



The Chief Executive Officer of WorleyParsons, Mr John Grill, said:

"This is an excellent result for WorleyParsons. The existing Worley operations grew EBIT by 40% and we had a better than expected result from the recently acquired Parsons E&C group, driven largely by high levels of activity from hydrocarbons projects in Kazakhstan.

"Operating activity across the business is strong. We see immediate benefits from having access to Parsons E&C's substantial capability and resources supplemented by Worley's own high value operations in Asia, in responding to this high level of demand. The combined business remains focused on delivering on our clients' expectations.

"The integration of the businesses is on track and we are encouraged by the results at this early stage. We are cognisant of the substantial effort required to fully realise the potential synergies from the acquisition of Parsons E&C and expect the benefits to continue in coming years."

Summary

			Consolidated Half-year	
		%	2004 $'000	2003 $'000
Revenue from ordinary activities (Statutory Revenue)			**509,040**	**178,555**
Less: procurement services revenue*			(35,633)	-
Revenue from ordinary activities excluding procurement services revenue			473,407	178,555
Add: share of revenue from associates			277,698	72,239
Less: procurement services revenue*			(164,568)	(8,459)
Net revenue from associates			113,130	63,870
Aggregated revenue**	**UP**	**142.0**	**586,537**	**242,335**
Earnings before interest and tax (EBIT) #	**UP**	**123.6**	**37,067**	**16,578**
Profit before tax	**UP**	**109.0**	**35,135**	**16,813**
Net profit after tax	**UP**	**90.3**	**24,292**	**12,762**
Net profit attributable to members of WorleyParsons Limited	**UP**	**80.5**	**23,049**	**12,772**
Basic earnings per share before amortisation of goodwill and trade name (cents per share) ##	**UP**	**91.8**	**18.6**	**9.7**
Basic earnings per share (cents per share) ##	**UP**	**62.8**	**14.0**	**8.6**
Diluted earnings per share (cents per share) ##	**UP**	**62.8**	**14.0**	**8.6**
Net tangible assets per share ($ per share)	**DOWN**	**83.3**	**0.07**	**0.42**
Net assets per share ($ per share)	**UP**	**104.7**	**1.74**	**0.85**

* Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate and through a joint venture partnership.

** Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of the revenue attributable to associates provides additional information to form a true and fair view of the underlying business growth of WorleyParsons.

EBIT includes $3.4m (2003 - $4.4m) share of net profits of associates accounted for using the equity method which is after tax.

Earnings per share comparatives are impacted by additional shares issued during 1st half 2005 for the acquisition of Parsons E&C Corporation. Weighted average number of shares 1st half 2005 is 165.1m (2004 - 149.4m).

Finance

Borrowing costs of $2.8m include $1.8m for a final payment to the Parsons E&C ESOP and interest expense on the debt facilities established to finance the acquisition. Interest cover for the period was 17.1 times.

The company has a strong cash position and low level of gearing with Net debt to Net debt + Equity at 31 December 2004 at 5.9%. Cash as at 31 December 2004 was $87.3m.

Operating cash flow for the period was $42.2m, compared to $4.7m in the previous corresponding period. Operating cash flow benefited from some improvement in cash receipts in the existing Worley operations and strong cash generation by the Parsons E&C group for the quarter.

Safety Performance

Both Worley and Parsons E&C have bought long histories of strong safety performance to the WorleyParsons group. The safety performance of the WorleyParsons group for calendar year 2004 has improved as measured by both Lost Time Injuries and Total Recordable Injuries for 2004 compared to 2003.

Commenting, Mr John Grill said:

"Our objective of 'Zero Harm' is the only appropriate goal in the area of safety. Our safety management systems and processes support this objective across the whole WorleyParsons group."

Segment Performance

Hydrocarbons aggregated revenue for the half year was $416.6m representing approximately 70% of the WorleyParsons businesses and an increase of 145% from the prior year, reflecting the significant size of the Parsons E&C hydrocarbons business. Segment EBIT was $36.1m with a reported segment margin of 8.7%.



Operational highlights include continued strong performance in Worley's existing Australian and South East Asian hydrocarbons business and continued improvement in the operational performance in the Middle East.

WorleyParsons has recently announced the award of the Angel gas development FEED contract for Woodside Energy Ltd and previously announced the award of the PNG gas project FEED contract for ExxonMobil to the Eos joint venture (a joint venture of WorleyParsons and KBR).

Parsons E&C's hydrocarbons business performed ahead of expectations in the period with the operating result benefiting significantly from unusually high levels of activity from hydrocarbons projects in Kazakhstan.

Other project activity included ongoing work for the Sakhalin energy project in Russia, tar sands projects in Canada and a number of smaller FEED and detailed design projects.

Following the acquisition of Parsons E&C, the company's interest in the Parsons Worley team - the entity executing the contract to restore Iraqi oil infrastructure - has increased from 37.5% to 85%. The work on the contract continues as the client continues to release new task orders.

Commenting, Mr John Grill said: "Our hydrocarbons business now operates across the globe. We see real benefits for our clients by being able to offer a full range of project and alliance services wherever they operate."

The **Minerals, Metals & Chemicals** (MMC) group performed strongly generating aggregated revenue for the half year of $80.3m, an increase of 117% from the $37.0m reported in the previous corresponding period. EBIT growth was in line with revenue growth.

High activity levels are being experienced in the MMC business particularly in the Australian operations due to a number of significant projects and the increased workload being undertaken in WorleyParsons alliances.

Commenting on the Minerals, Metals & Chemicals performance, Mr John Grill said:

"Minerals, Metals & Chemicals continues to grow in its importance to WorleyParsons. Our clients are experiencing record demand and have high levels of capital committed to developments in the sector."

WorleyParsons **Power** business experienced rapid growth in the half year as a result of the inclusion of the Parsons E&C power segment in the operating result. Aggregated revenue was $64.6m, up 234% from the previous corresponding period. The Power business is a significant component of the Parsons E&C business and on a pro forma full year basis Power is the second largest segment for WorleyParsons.

The company has previously announced the award to WorleyParsons of a contract for the provision of services to the Belene Nuclear Power plant for NEK Bulgaria. This occurred subsequent to balance date.

"The capability that Parsons E&C has in the power market in both project services and operations and maintenance services is impressive. Today's announcement of the acquisition of Development Resources in Singapore will further strengthen our power capability and we are working hard to ensure that this capability is available across the whole WorleyParsons group,"

Mr John Grill said.

The **Industrial & Infrastructure** segment continues to grow with Aggregated Revenue of $25.9m up 48% from the prior year, now comprising over 5% of Group Revenue.

Mr John Grill commented: "The Industrial and Infrastructure segment continues to play a valuable role in supporting the WorleyParsons business and has significant growth opportunities in its own right."

Developments

Subsequent to the half year ended 31 December 2004 WorleyParsons has announced it will exercise an option to acquire an additional 12.5% of the issued A class shares in the Esperance Energy Project for a cost of $3.4m. WorleyParsons will hold a direct interest of 37.5 % and an indirect interest of 6.25%.

"We continue to see value in our investments in infrastructure developments and expect continued growth in this area as an important part of the company's increasing diversification," Mr John Grill said.

Acquisition of Development Resources Pte Ltd (DRPL)

WorleyParsons is also pleased to announce today that it has signed an agreement to purchase 100% of the shares in Development Resources Pte Ltd (DRPL), the engineering and project services group of Singapore Power.

The acquisition price is SGD $6.8m (AUD $5.2m) representing an EBIT multiple of 4.0 times 2004 earnings. Singapore based DRPL has approximately 140 staff and provides a range of multi-disciplinary services to clients in the Singapore and regional power and utilities industries.

Commenting on the acquisition of DRPL, Mr John Grill said:

"The operations of DRPL will add significantly to WorleyParsons' presence in the Singapore market as well as provide significant capability to the power and utilities sectors throughout Asia."

Appointment of new Director/Retirement of Mr John Schubert

WorleyParsons today also announced the appointment as a Director of Mr Eric Gwee. Mr Gwee has been appointed following the resignation today of Mr John Schubert foreshadowed last year.



Mr Gwee, a Singapore national, has extensive international experience in the hydrocarbons and power industries following a career spanning more than 29 years with the ExxonMobil Group. Mr Gwee is a Director of Singapore Power and the Melbourne Business School.

Commenting on the announcement, the Chairman of WorleyParsons, Mr Ron McNeilly said: "We are delighted to welcome Mr Gwee to the Board. His extensive international experience will be a significant asset to the Board of what is becoming an increasingly global business.

"I would like to thank Mr Schubert for his outstanding contribution to the Board, particularly his leadership of the Board as Chairman until late last year."

Outlook

Commenting on the outlook for the WorleyParsons Group, Mr John Grill said:

"It is likely that the market for WorleyParsons' services will continue to be very strong. Our key markets and sectors continue to experience positive conditions.

"We indicated our expectation that the acquisition of Parsons E&C would be earnings per share accretive (pre amortization) on the expected nine month contribution for the year ended 30 June 2005. We are pleased with the result for the half year but would note that the unusually strong contribution from the newly acquired Parsons E&C group reflects specific operational circumstances that may not be duplicated in the remainder of the financial year.

"Even so, based on the results achieved so far and subject to reasonable conditions in the markets in which we operate for the remainder of this financial year, we expect to deliver on our prospectus undertaking and would expect further earnings growth in the second half of the year."

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 02 9955 9899
Mob: 0413 746 949


RECEIVED
2005 MAR 15 A 9:19


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/02/2005

TIME: 08:54:45

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Results Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**


WorleyParsons

Half Year Results
31 December 2004

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer

28 February 2005



HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | POWER



WorleyParsons **Background**

- **Leading professional services provider to the Energy, Resource and Complex Process Industries**
- **Across all phases of projects**


1
ASSESS
Project Feasibility
Business Strategy
2
SELECT
Development Options
Execution Strategy
3
DEFINE
Finalise Scope
Sanction Project
4
EXECUTE
Produce Asset
5
OPERATE
Operate Asset

- **Organised into 4 Customer Sector Groups:**

  Hydrocarbons | Minerals, Metals & Chemicals | Industrial & Infrastructure | Power

- **US $245m acquisition of Parsons E&C Corporation Effective October 2004**

34858

WorleyParsons — Global Reach


Ireland Aughinish
UK London
Russia Moscow
Kazakstan Atyrau
Bulgaria Sophia
Kazakhstan Almaty
China Beijing
Jordan Amman
Egypt Cairo
Iraq
Saudi Arabia Al Khobar
Kuwait Ahmadi
Qatar Doha
India Delhi
Saudi Arabia Yanbu
UAE Abu Dhabi
Oman Muscat
Sudan Khartoum
Yemen Aden
China Shanghai
Thailand Bangkok
Malaysia Kerteh
Malaysia Kuala Lumpur
Singapore
Brunei Kuala Belait
Malaysia Miri
Indonesia Jakarta
Nigeria Lagos
AUSTRALIA
Karratha
Townsville
Mackay
Gladstone
Brisbane
Perth
Kalgoorlie
Kwinana
Rockingham
Bunbury
Singleton
Newcastle
Sydney
Adelaide
Melbourne
Geelong
Spotswood
Whangarei
Auckland
New Plymouth
NEW ZEALAND
CANADA
Calgary
Chicago
UNITED STATES
Reading
Chattanooga
Arcadia
Houston
Jacksonville
Venezuela Caracas
TRINIDAD
Port of Spain

29 countries, 59 offices, 9500 project services personnel

WorleyParsons — Financial Highlights

- Improved safety performance in 2004
- 80.5% rise in net profit after tax to $23.0m
- EBIT growth of 123.6% to $37.1m
  - 40% EBIT growth from pre existing Worley businesses
  - Parsons E&C performs ahead of expectations
- Interim dividend increased to 7.5 cents
- Integration of Parsons E&C operations on track
- Acquisition of Development Resources Pte Ltd (Singapore)
- Mr Eric Gwee to replace Mr John Schubert on the Board

WorleyParsons — Material Contract Announcements

- **PNG Gas project FEED for ExxonMobil**

  EOS Joint Venture (KBR / WorleyParsons)

  - PNG Gas to Australian Maritime Border

- **Belene Nuclear Power Plant for NEK**

  WorleyParsons (Reading, USA and Bulgaria)

  - 2 x 1,000 megawatt units

- **'Angel' Offshore Platform for Woodside**

  EOS Joint Venture (KBR / WorleyParsons)

  - Large unmanned platform. Gas and condensate to existing trunk line

- **RasGas Consolidated Maintenance Contract**

  Transfield Worley TRAGS

  - LNG facilities Qatar

⟹ **Increase in long term contracted revenue**



WorleyParsons **Significant Wins & Extensions**



Worley
Parsons E&C*
DRPL Acquisition (Phases 2-5)
ASSESS 1
Project Feasibility
Business Strategy
BeMax Pooncarrie Project Feasibility
Confidential Alumina Pre Feasibility
Rusal Alumina Pre Feasibility
Orica Yarwun 3 Project
BG India FEED 3
Taiwan Subsea Pipeline 3-4
North Belut Development
SELECT 2
Development Options
Execution Strategy
Marathon Oil LNG Study
DEFINE 3
Finalise Scope
Sanction Project
Ash Disposal Kogan Creek Power Station
Defence CSIG Panel Contracts
BMA Peak Downs 9Mt/y CHPP
Shell Malaysia 2 Offshore Platforms
Kupe Detail Design
Shell Regional Services Contract MIRI
Oxy Qatar Offshore Platform
Rasgas Qatar Offshore Platform
ConocoPhillips ACX 3 Gas Plant Alaska
Sakhalin 11 OPF
TCO Crude Oil Tank Farm
Unocal Gas Plant Bangladesh
BG Gas Plant Trinidad
EXECUTE 4
Produce Asset
Spencer Street Station Redevelopment
Delegate Winery TWNZ
OPERATE 5
Operate Asset
ConocoPhillips Indonesia Offshore Asset Support
Collie Power Station WA O&M
Tomago Alliance Extension
TVA Fossil/Hydro Project
Cedar Bay Power O&M Florida
Shell Martinez Continuing Services California
UCLA O&M Extension

*Since acquisition



Sakhalin 11 OPF



Angel Gas Development FEED



WorleyParsons





Shell Martinez Continuing Services



TV Kingston



WorleyParsons



Nuclear Power Plant

- Organisation performing strongly
- Performance of Parsons E&C ahead of expectations
- Transition implementation plan commenced
- Operations overlap agreed except Saudi operations
- Due Diligence items being closed out
  - Generally more positive than expected (so far)
  - Number of items remaining (12 months)



WorleyParsons **Integration Update**

- Revenue opportunities emerging
  - Early wins are encouraging
    - ☐ Marathon Oil LNG study
    - ☐ Unocal Bangladesh
    - ☐ BG Gas Plant Trinidad
    - ☐ PNG FEED ExxonMobil
- Cost synergies in line / ahead
  - Insurance (now)
  - IT Services (2006)
- Access to resources and capability
  - High value offices in China and South East Asia
  - Opportunity to balance demand across operations

⇒ Early days, but positive start

- Aggregated revenue $416.6m; from $169.6m

  145% from prior period

  Approximately 60% of business on proforma basis
- Parsons E&C operations very strong and ahead of expectations, particularly Kazakhstan
- Operations in Australia, South East Asia at expectations
- Middle East improving

⟹ Sector activity very strong

⟹ Global coverage and full range of services



WorleyParsons — Minerals, Metals and Chemicals

- Aggregated revenue $80.3m

  117% from $37.0m
- High activity levels across operations

  Pre feasibility studies for alumina and iron ore

  EPCM project activity

  Alliancing
- Will benefit from Parsons E&C's resources and EPCM capability

⟹ High levels of planned and committed CAPEX in industries

WorleyParsons — Power

- Aggregated revenue $64.6m

  Up 234%

  Second largest sector on proforma basis

- Parsons E&C capability is impressive

  Coal de-sulphurisation

  Nuclear (balance of plant)

  Transmission and distribution

  Operations and maintenance

- Global opportunity



WorleyParsons — Developments

- Esperance Energy Project

  Operation in line with expectation

  Additional A Class equity – $3.4m for 12.5%

  - Hold 37.5% direct and 6.25% indirect

  Revaluation to be performed prior to 30 June 2005

- Exmouth Energy Project

  Financial Close expected March / April 2005

  $30m CAPEX

  WorleyParsons will subscribe for 100% equity – $6.4m

WorleyParsons

Acquisition of Development Resources Pte Ltd (Singapore)

- Project services group of Singapore Power
- Outsourcing of capability from Singapore Power
- Integrate and combine with existing WorleyParsons operations
- Regional resource for power projects
- Adds to Parsons E&C capability
- Approximately 140 professional staff (now 270 in Singapore)
- Acquisition SGD $6.8m (AUD $5.2m) / 4.0 x 2004 EBIT

WorleyParsons

Financial Summary

			Consolidated Half-year	
		%	2004 $'000	2003 $'000
Aggregated revenue	UP	142.0	586,537	242,335
Earnings before interest and tax (EBIT)	UP	123.6	37,067	16,578
Profit before tax	UP	109.0	35,135	16,813
Net profit after tax	UP	90.3	24,292	12,762
Net profit attributable to members of WorleyParsons Limited	UP	80.5	23,049	12,772
Basic earnings per share before amortisation of goodwill and trade name (cents per share)	UP	91.8	18.6	9.7
Basic earnings per share (cents per share)	UP	62.8	14.0	8.6
EBIT Margin*			6.3%	6.8%
Effective Tax Rate			30.9%	24.1%
Net Margin*			3.9%	5.2%

*Aggregated Revenue


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/02/2005

TIME: 16:57:58

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame Campbell
Date of last notice	22 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 February 2005
No. of securities held prior to change	Grahame Campbell: 12,303 Grandamico Pty Ltd: 437,739
Class	Ordinary
Number acquired	649
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,751.22
No. of securities held after change	Grahame Campbell : 12,952 Grandamico Pty Ltd : 437,739

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	22 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.**
Date of change	**16 February 2005**
No. of securities held prior to change	**Erich Fraunschiel: 13,549** Erich Fraunschiel atf Fraunschiel Family Trust: 30,556 Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000
Class	**Ordinary**
Number acquired	**678**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$3,918.84**
No. of securities held after change	**Erich Fraunschiel : 14,227** Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556 Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	22 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 February 2005
No. of securities held prior to change	Ron McNeilly: 322,336 Laargo Investments Pty Ltd: 12,222
Class	Ordinary
Number acquired	1,081
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,248.18
No. of securities held after change	Ron McNeilly: 323,417 Laargo Investments Pty Ltd: 12,222
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	22 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 February 2005
No. of securities held prior to change	John Green: 633,311 John M Green & Jennifer A Green: 249,975
Class	Ordinary
Number acquired	1,557
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,999.46
No. of securities held after change	John Green: 634,868 John M Green & Jennifer A Green: 249,975

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	22 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 February 2005
No. of securities held prior to change	1,513,250
Class	Ordinary
Number acquired	562
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,248.36
No. of securities held after change	1,513,812


RECEIVED
2005 MAR 15 A 9:49


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/02/2005

TIME: 13:30:43

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Angel Gas Development - FEED Contract

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**



23 February 2005

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Angel Gas Development - FEED Contract

Eos, a joint venture of WorleyParsons and KBR, has been awarded by Woodside Energy Ltd, operator of the North West Shelf Venture, a Front-End Engineering Design (FEED) contract for the proposed Angel gas production platform. The contract is part of the development of the Angel gas field off Karratha in Western Australia.

The North West Shelf Venture is expected to consider final approval of the Angel development in the second half of 2005 and Woodside has announced that a decision will be taken at that time to extend the contract with the Eos Joint Venture into an Engineering, Procurement and Construction Management (EPCM) contract.

The FEED contract will refine the engineering for a remotely operated processing platform with three sub-sea wells. Hydrocarbons will be produced through one processing train capable of producing 800 million standard cubic feet of gas a day and 50,000 barrels of condensate a day.

The gas and condensate will be sent from Angel via a new pipeline connected to one of the existing 135km offshore trunklines to the North West Shelf Venture's onshore gas plant, near Karratha.

The Woodside Energy ASX Release describing the project is attached and provides details of the Angel gas field and the contract award.

WorleyParsons Chief Executive Officer, Mr John Grill, said:

"We are delighted to be involved in this very important asset development for Woodside and its partners in the North West Shelf Venture. The award of the Angel contract builds on the continuing strong relationship between the WorleyParsons Group and Woodside including the Transfield Services-WorleyParsons-Woodside integrated services contract, and design of the offshore platform and onshore plant for the Blacktip gas development.

The Angel contract award is the second major contract awarded to the Eos joint venture recently (following the award by ExxonMobil to Eos of the FEED contract for the PNG gas project) and is a further indication of the strength of the partnership approach we employ."

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 23 FEBRUARY 2005
10:00AM (WST)


WOODSIDE

MEDIA
TONY JOHNSON
W: + 61 8 9348 5034
M: + 61 417 916 638
E: tony.johnson@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AWARDS ANGEL CONTRACT

Woodside Energy Ltd., operator of the North West Shelf Venture, has awarded a front-end engineering contract for development of the Angel gas field off Karratha in Western Australia.

The Eos Joint Venture, an unincorporated joint venture between WorleyParsons Services Pty Ltd and Kellogg Brown & Root Pty Ltd, has been awarded the contract for work on the proposed Angel gas production platform.

The North West Shelf Venture is expected to consider final approval of the Angel development in the second half of 2005, in line with a Q4 2008 start-up. A decision will be taken at this time to extend the contract with the Eos Joint Venture into an engineering, procurement and construction management contract.

The project has also been referred for environmental impact assessment and remains subject to government approvals.

"The Angel project represents another major step in development of the North West Shelf and will involve the installation of our third fixed gas production facility," said Woodside's Director of North West Shelf Ventures, Jack Hamilton.

"Angel will significantly boost our offshore production capabilities and ensure we continue to provide reliable, long-term gas supplies to our domestic and international customers," Dr Hamilton said.

The Angel gas-condensate field is in about 80 metres of water, 49 kilometres east of the North Rankin platform.

Angel is required to meet the Venture's current gas contracts and future gas sales from 2008.

The Eos Joint Venture contract will refine the engineering for a remotely operated processing platform with three sub-sea wells. Hydrocarbons will be produced through one processing train capable of producing 800 million standard cubic feet of gas a day and 50,000 barrels of condensate a day.

The gas and condensate will be sent from Angel via a new pipeline connected to one of the existing 135km offshore trunklines to the North West Shelf Venture's onshore gas plant, near Karratha.

The six equal participants in the Angel Project are: Woodside Energy Ltd. (16.67%) (Operator); BHP Billiton (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); ChevronTexaco Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%). CNOOC NWS Private Limited is also a member of the North West Shelf Venture but does not have an interest in North West Shelf Venture infrastructure.




ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/02/2005

TIME: 15:12:09

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Belene Nuclear Power Plant Contract

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**



4 February 2005

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)
Belene Nuclear Power Plant Contract

WorleyParsons has been awarded a contract as Architect/Engineer for the Belene Nuclear Power Plant (NPP) by Natsionalna Elektricheska Kompania (NEK) of Bulgaria.

The project, which will be conducted by WorleyParsons' subsidiary Parsons E&C Bulgaria Limited, involves redesigning and installing a currently disused 1,000 MW nuclear power unit and designing/building an additional 1,000 MW plant also located at the Belene site in Bulgaria. Parsons E&C recently completed the feasibility study for NEK for the Belene Project.

The agreement is for two phases of the development of the Belene NPP. Phase I, the Contract Development and Contracting Phase, continues until financial closure of the contracts for the detailed design and construction of Belene are executed, which is expected in late 2005. Phase II, the Project Execution Phase, will continue until final acceptance of the Belene nuclear units by the owner. Parsons E&C will serve as Architect/Engineer and provide program management support during the detailed design, construction and commissioning of the Belene NPP in the next 10 years.

The project will utilize personnel from throughout the WorleyParsons organization and key engineering service providers within Bulgaria.

Since 1998, Parsons E&C has been providing services for the Kozloduy NPP Modernization Program in northwest Bulgaria. The Belene award reinforces Parsons E&C's position as a leading provider of Architect/Engineering services to the Power industry and offers important opportunities to combine nuclear technologies from around the world.

Commenting on the contract WorleyParsons Chief Executive Officer, Mr John Grill, said:

"This contract win reflects WorleyParsons expanding capability and presence as a service provider to the international power industry. Continued development of our international power capability is a key focus for WorleyParsons."



Parsons E&C is now part of WorleyParsons, providing design, engineering, procurement, construction and project management services to a global portfolio of clients in the oil & gas, refining, chemical & petrochemical, and power industries. For more about WorleyParsons, visit www.worleyparsons.com.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au




ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/12/2004

TIME: 16:41:06

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x5

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame Campbell
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 December 2004
No. of securities held prior to change	Grahame Campbell: 11,328 Grandamico Pty Ltd: 437,739
Class	Ordinary
Number acquired	Grahame Campbell: 975
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,984.12
No. of securities held after change	Grahame Campbell : 12,303 Grandamico Pty Ltd : 437,739

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Erich Fraunschiel**
Date of last notice	**19 November 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.**
Date of change	**16 December 2004**
No. of securities held prior to change	**Erich Fraunschiel: 12,308** **Erich Fraunschiel atf Fraunschiel Family Trust: 30,556** **Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000**
Class	**Ordinary**
Number acquired	**Erich Fraunschiel: 1,241**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$6,344.72**
No. of securities held after change	**Erich Fraunschiel : 13,549** **Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556** **Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 December 2004
No. of securities held prior to change	John Green: 630,971 John M Green & Jennifer A Green: 249,975
Class	Ordinary
Number acquired	John Green: 2,340
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,963.24
No. of securities held after change	John Green: 633,311 John M Green & Jennifer A Green: 249,975

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Beneficial interest in shares acquired in name of related entity. 2. Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	1. 20 November 2004 2. 16 December 2004
No. of securities held prior to change	1. Laargo Investments Pty Ltd: 10,000 2. Ron McNeilly: 321,006
Class	Ordinary
Number acquired	1. Laargo Investments Pty Ltd: 2,222 2. Ron McNeilly: 1,330
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $9,110.20 2. $6,799.62
No. of securities held after change	1. Laargo Investments Pty Ltd: 12,222 2. Ron McNeilly: 322,336

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Shares acquired in the Final Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004. 2. Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 December 2004
No. of securities held prior to change	1,511,301
Class	Ordinary
Number acquired	1,949
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,964.14
No. of securities held after change	1,513,250

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


RECEIVED
2005 MAR 15 A 9:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/12/2004

TIME: 12:13:29

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

PNG Gas Project - FEED Contract

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



Mr John Grill, Chief Executive Officer of WorleyParsons, said that "The award of the PNG Gas Project FEED Contract to the WorleyParsons and KBR Eos Joint Venture is the first major contract award for WorleyParsons in the Australasian region. It is an excellent example of the international recognition and capability strength that WorleyParsons now has attained. I believe it positions WorleyParsons very well for any future opportunities in the PNG Gas Project and other similar projects."

For further information please contact:

John Grill
Chief Executive Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au


RECEIVED
2005 MAR 15 A 9:59


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/12/2004

TIME: 17:27:43

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - New Issue

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1. 2002-03: 555,489 Performance Rights, each over one fully paid ordinary share;** **2. 2003-04: 401,169 Performance Rights, each over one fully paid ordinary share;** **3. 2004-05: 1,456,023 Performance Rights, each over one fully paid ordinary share** **4. 2004-05 [2 for 9] entitlement offer: 528,349 Performance Rights, each over one fully paid ordinary share** **5. Total: 2,905,918 Performance Rights, each over one fully paid ordinary share.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights granted to the Chief Executive Officer, the Chief Financial Officer, and other senior executives pursuant to the Worley Performance Rights Plan. The Performance Rights issued in 2002-03 and 2003-04 were subject to an earnings per share (EPS) hurdle. The Performance Rights issued in 2004-05 are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Shares acquired on vesting of the Performance Rights will rank equally with all existing ordinary shares from the date of issue.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Performance Rights granted as equity compensation benefits for the Chief Executive Officer, the Chief Financial Officer, and other senior executives.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**N/A**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**204,950,598**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**2,905,918**	**Performance Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A. Until vested, Performance Rights do not carry a right to a dividend.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 9/12/04

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.


RECEIVED
2005 MAR 15 A 9:49


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/12/2004

TIME: 17:29:25

TO: WORLEYPARSONS LIMITED

FAX NO: 02-8923-6877

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
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Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

9 December 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3Y

We attach Appendix 3Y in respect of Performance Rights granted to the Chief Executive Officer and the Chief Financial Officer.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Grill**
Date of last notice	**6 December 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct and indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	**12 October 2004**
No. of securities held prior to change	**Ordinary shares =** **3,041,603 – John Grill** **28,329,483 - Wilaci Pty Ltd** **1,053,136 - Evenrose Pty Ltd** **Performance Rights = 343,011**
Class	**Performance Rights**
Number acquired	**2 for 9 entitlement offer = 76,225**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**

+ See chapter 19 for defined terms.

No. of securities held after change	Total Performance Rights held = 419,236 Ordinary shares held = 3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Effect of entitlement offer (2 for 9) on Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the Worley Performance Rights Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Joseph Housego
Date of last notice	6 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	12 October 2004
No. of securities held prior to change	Ordinary shares = 366,667 Performance Rights = 144,416
Class	Performance Rights
Number acquired	2 for 9 entitlement offer = 32,093
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	Ordinary shares = 366,667 Total Performance Rights held = 176,509
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Effect of entitlement offer (2 for 9) on Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the Worley Performance Rights Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rossiter, Suzanne (Sydney)

From:	ASX.Online@asx.com.au
Sent:	Monday, 6 December 2004 7:29 PM
To:	Rossiter, Suzanne (Sydney); Sills, Sharon (Sydney); Housego, David (Sydney); Murray, Evelyn (Sydney); Tuominen, Petri (Sydney); Smith, Lorraine (Sydney)
Subject:	WOR - ASX Online e-Lodgement - Confirmation of Release
Attachments:	190440.pdf



190440.pdf (199 KB)

ASX confirms the release to the market of Doc ID: 190440 as follows:
Release Time: 06-Dec-2004 19:28:44
ASX Code: WOR
File Name: 190440.pdf
Your Announcement Title: Appendix 3Y



Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

6 December 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3Y

We attach Appendix 3Y in respect of Performance Rights granted to the Chief Executive Officer and the Chief Financial Officer in the years ended 30 June 2003 and 2004 and in the current year. This information was disclosed in the Company's 2002 Prospectus and in the 2003 and 2004 Annual Reports.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Grill
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Dates of change	1. 31 January 2003 2. 31 January 2004 3. 29 October 2004
No. of securities held prior to change	Ordinary shares = 3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Class	Performance Rights
Number acquired	1. 113,343 Performance Rights 2. 66,117 Performance Rights 3. 163,551 Performance Rights
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. Nil 2. Nil 3. Nil

+ See chapter 19 for defined terms.

No. of securities held after change	Total Performance Rights held = 343,011 Ordinary shares held = 3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the Worley Performance Rights Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Joseph Housego
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Dates of change	4. 31 January 2003 5. 31 January 2004 6. 29 October 2004
No. of securities held prior to change	Ordinary shares = 366,667
Class	Performance Rights
Number acquired	4. 44,515 Performance Rights 5. 29,808 Performance Rights 6. 70,093 Performance Rights
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4. Nil 5. Nil 6. Nil
No. of securities held after change	Ordinary shares = 366,667 Total Performance Rights held = 144,416

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Performance Rights granted as equity compensation benefits for the Chief Financial Officer pursuant to the Worley Performance Rights Plan.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.